                                                                                                                                    July 2, 2019

Ms. Christina Fettig

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Wells Fargo Funds Trust, File Nos. 333-231846 and 811-09253 (the “Registrant”)

Dear Ms. Fettig and Mr. Foor:

On behalf of the Registrant, I am responding to your supplemental comments delivered via email on July 1, 2019 to the registration statement initially filed May 31, 2019 on Form N-14, accession no. 0001081400-19-000341 and later amended on June 28, 2019, accession no. 0001081400-19-000477 (the “Registration Statement”).  The Registration Statement relates to the acquisition of the assets (merger) of the Wells Fargo Capital Growth Fund (the “Target Fund”) by the Wells Fargo Endeavor Select Fund (the “Acquiring Fund”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”).

SUPPLEMENTAL Accounting Comments:

Merger Summary

Comment 1:   In connection with the proposed merger of the Target Fund into the Acquiring Fund, you asked whether the differences in investment strategy noted in the section entitled “Investment Objective and Strategy Comparison” necessitated any repositioning of the Target Fund’s portfolio.

Response 1:    While there are some differences in the investment strategies of the Target and Acquiring Funds, the similarities between the portfolios are significant resulting in a substantial overlap in holdings between the portfolios.   As a result of these similarities and the resulting overlap in holdings, no significant repositioning will be necessary in order to complete the merger.

Comment 2:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we confirm that the Annual Fund Operating Expenses table reflects the current fees in accordance with Item 3 of Form N-14 for the both the Acquiring Fund and the Target Fund.

Response 2:    As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses table reflect the current fees for the both the Acquiring Fund and the Target Fund.

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The Registrant filed an amended Registration Statement including a definitive Prospectus/Information Statement on June 28, 2019. Such filing incorporated your comments, where applicable, as outlined in the letter filed June 28, 2019, and made other non-material changes.   Please let me know if you believe additional changes are needed.

Please feel free to call me at (617) 377-7059 if you have any questions or comments in this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC